AMAZON GOLD, LLC

9001 E. San Victor Drive, Unit 1002

Scottsdale, AZ 85258

Telephone: (480) 220-7633

January 24, 2022

Ms. Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re	Amazon Gold, LLC
Offering Statement on Form 1-A File No. 024-11587

Dear Ms. Majmudar,

I hereby request Qualification of the above-referenced offering statement on Tuesday, February 15, 2022, or as soon thereafter as is practicable.

Respectfully submitted,

Theodore Dinges

Manager

Amazon Gold, LLC

cc:  Wallace A. Glausi, Attorney at Law